20549-0408

April 23, 2007

David E. Ritter
Chief Financial Officer
Greater Atlantic Financial Corp.
10700 Parkridge Blvd., Suite P50
Reston, Virginia 20191

Re: Greater Atlantic Financial Corp.
   Form 10-K for September 30, 2006, filed February 2, 2007
   File Number 0-26467

Dear Mr. Ritter:

        We have considered your response letter dated April 6, 2007, and have the following comments. Note that we have no further comments at this time from the nonaccounting staff. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Financial Condition, page 33</u>

<u>General</u>

1.   We have reviewed your response to comment 8 of our letter dated March 23, 2007. Please confirm that you will incorporate the discussion included in your response to this comment in MD&A in future filings.

<u>Note 1. Summary of Significant Accounting Policies</u>

<u>Note 12. Income Taxes, page 80</u>

2.   We have reviewed your response to comment 12 of our letter dated March 23, 2007. The analysis provided appears to focus primarily on your 2006 estimate. Please provide us with a comprehensive analysis that supports your conclusion that you will have sufficient taxable income available in future periods to realize the portion of the deferred tax assets not provided for and justify why a full valuation allowance was not required at December 31, 2005. Refer to paragraphs 21-26 of SFAS 109.

3.   Regarding your 2006 analysis, we note management's taxable income projections for 2006 were based in part, upon hiring an investment management firm to find various strategic alternatives for the Company and the impact of those strategies. We also note management concurred with the investment banking firm's strategy of the sale of three branches and that the resulting gains from the sale of those branches, the reduced operating expenses as a result of those sales and the elimination of the losses incurred by the mortgage banking operating through its closing, led management to believe that a portion of the deferred tax asset could be realized. Please provide us with a more comprehensive analysis including the following additional information:

- the specific periods in which you expect to realize the net operating loss carryforwards and any other material deferred tax assets not provided for;
- the specific periods in which you expect the branch sales to occur;
- whether you have any existing contracts in place for the expected branch sales and if so, when those contracts were entered into;
- the amounts of expected gains on sales of branches, the specific timing of those gains as included in your projections, and a description of the method(s) used by the investment banking firm to determine the sales prices of the branches;

- the amounts and types of any other expected operating income, the specific timing of that income as included in your projections and a description of the method(s) used to determine those amounts;
- the amounts of expected operating expenses (including the amounts of reduced operating expenses due to the sale of branches and elimination of losses incurred by the mortgage banking operation taken into consideration when determining those amounts), the specific timing of those expenses as included in your projections, and a description of the method(s) used to determine those amounts;
- if you have a history of tax credit carryforwards expiring unused;
- any other positive evidence you relied upon under paragraph 24 of SFAS No. 109; and
- how, in light of your past and continuing net losses, the above and any additional information provided supports your determination that it is more likely than not that the portion of deferred tax assets not provided for at December 31, 2006 will be realized. Alternatively, revise as necessary.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions on accounting matters to David Irving, Staff Accountant, at 202-551-3321, or to Sharon Blumes, Senior Accountant, at 202-551- 3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX to: 703-391-1506